January 25, 2011

H. Roger Schwall
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Ridgewood Energy A-1 Fund, LLC
Preliminary Proxy Statement on Schedule 14A
Filed December 10, 2010
File No. 0-53895

Dear Mr. Schwall:

Ridgewood Energy Corporation (“Ridgewood”), the manager of Ridgewood Energy A-1 Fund, LLC (the “A-1 Fund) hereby submits an amended response letter to the response Ridgewood submitted on January 11, 2011 to the January 6, 2011 comment letter from the Securities and Exchange Commission (“SEC” or “Commission”) regarding the above referenced filing (the “Comment Letter”).   In addition, we have filed today on EDGAR amended Preliminary Proxy Statements on Schedule 14A.  Our amended responses to the Commission’s comments are set forth below.

The Preliminary Proxy Statement filed on January 11, 2011 mentioned therein that the Participating Funds would “contribute” oil or natural gas production when acquiring puts, thereby giving the impression that a “pool” of actual production is created among the Participating Funds.  It is clear upon review of the entire Preliminary Proxy Statement that actual production has no bearing on the put contracts and no actual production is being contributed by the Participating Funds.  See page 7 of the Preliminary Proxy Statement.  In addition, the concept that each Participating Fund receives an “allocation” or an “allocable share” of proceeds (or losses) was likewise contained in the Preliminary Proxy Statements.  Although Ridgewood Energy, as the Manager of the Participating Funds, executes the put contracts, each Participating Fund effectively purchases its own puts.  There is no “contribution” of actual production and no allocation of proceeds or losses.  Each Participating Fund receives its share of the proceeds, and paid its share of the costs (premium), based on the number of puts it acquired, which is based on the amount of oil or natural gas production that the Participating Fund is protecting with the puts.

H. Roger Schwall
Assistant Director
January 25, 2011
Page Two

As a result, our responses to Commission comment 3 and 4 have been revised and amended disclosures have been made to the Preliminary Proxy Statements.

General

1.             Commission Comment,   Please note that the following comments also apply to the preliminary proxy statements filed on December 10, 2010 by Ridgewood Energy W Fund, LLC, Ridgewood Energy X Fund, LLC, and the Ridgewood Energy Y Fund, LLC.

Ridgewood Response. Ridgewood has reviewed the Commission’s comments as they apply to each of the filings and where changes have been made in one preliminary proxy statement, to the extent applicable, corresponding changes will be incorporated into the remaining three preliminary proxy statements.

Preliminary Proxy Statement on Schedule 14A

The Manager’s Put Contract Pilot Program, page 6.

2.             Commission Comment.  At page 6, it appears that you meant to disclose that gas reached a high price of $13 per thousand cubic feet (“Mcf”) in 2008, not million cubic feet.  Please revise.

 Ridgewood Response.    Ridgewood has made the revision suggested by the Commission on page 6 of the preliminary proxy statement.

3)             Commission Comment.   We note your disclosure at page 7 that the aggregate net gains resulting from the pilot program put contracts were allocated among the participating funds based on the amount of production a participating fund contributed to the 2010 put contract. To the extent known please revise to clarify whether this is how net gains from put contracts will be allocated in the future, and to disclose how net losses from put contracts will be allocated, In addition, please disclose how you, will determine the amount of production to be contributed by each fund.

Ridgewood Response. The Fund’s share of the proceeds from and the premium (costs) paid for any put contracts will be based on the number of puts that it acquires. For the Participating Funds in the 2010 Put Contracts, each such Participating Fund’s share of the proceeds from and the premium (costs) paid for the 2010 Put Contracts was based on the number of puts that each Participating Fund owned. As for net losses, as disclosed in the Preliminary Proxy Statement at page 7, the only loss the Fund could suffer from participating in put contracts is it share of the costs (the premium) paid for the put contracts. Such cost it based on the number of puts each Fund owns.

H. Roger Schwall
Assistant Director
January 25, 2011
Page Three

Each Participating Fund’s estimated production is determined based on, among other things, historical production and estimates as to future well performance.  Once the eligible estimated production for each Participating Fund is determined, the Manager will decide what portion of that production will be protected by the put contracts. The Manager’s objective is to limit the premiums paid by a Participating Fund for the put contracts to five (5%) percent of the value of the projected revenue to be generated by the estimated production protected by the put contracts.   The Manager intends to utilize the same general process when determining whether to cover a portion of the Fund’s oil or natural gas production with future put contracts.

Revisions to the preliminary proxy statement were made at page 7 to incorporate this response.

4)             Commission Comment.  We note your disclosure at page 7 that the Manager’s allocable share of the $562,320 net gain from the settlement of the 2010 Put Contracts was merely $4,079.   Please revise to clarify how the manager’s [sic] allocable share is determined.

Ridgewood Response. The Manager owned 0.7254% of the total production subject to the 2010 Put Contracts. Thus, the Manager’s share of the total proceeds from the 2010 Put Contracts was $6,798 and the Manager’s total cost to purchase its share of such Put Contracts was $2,719 Moreover, to the extent that the Participating Funds’ share of the proceeds is distributed to Investors, the Manager would be entitled to fifteen (15%) percent of such distribution, as provided in the LLC Agreements of each of the Participating Funds.

Revisions to the preliminary proxy statement were made at page 8 to incorporate this response.

5)            Commission Comment.  Please revise your filing to disclose whether you intend to enter into put contracts with affiliates or other related parties.

Ridgewood Response.   There is no intention to enter into put contracts with affiliates or related parties.  All counterparties to put contracts will be unrelated third parties.

Revisions to the preliminary proxy statement were made at page 8 to incorporate this response.

Attached as Exhibit A is a written statement from Ridgewood to the Commission acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall
Assistant Director
January 25, 2011
Page Four

In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000.  Thank you.

WRITTEN STATEMENT OF
RIDGEWOOD ENERGY A-1 FUND, LLC, RIDGEWOOD ENERGY W FUND, LLC, RIDGEWOOD ENERGY X FUND, LLC and
RIDGEWOOD ENERGY Y FUND, LLC

In connection with the response of Ridgewood Energy A-1 Fund, LLC, Ridgewood Energy W Fund, LLC, Ridgewood Energy X Fund, LLC and Ridgewood Energy Y Fund, LLC (collectively the “Funds”), to the letter from the Securities and Exchange Commission (the “Commission”), dated January 6, 2011, acknowledge as follows:

•	The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their amended proxy solicitation statements.

•
Comments from the Commission’s staff or changes in the disclosures made on the amended proxy solicitation statements in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 25th day of January, 2011.

14 PHILIPS PARKWAY MONTVALE, NEW JERSEY 07645-1811 • T: (201) 447-9000 F: (201) 447-0474 •
WWW.RIDGEWOODENERGY.COM